UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

Highlights

➢	Consolidated net sales and operating segment income increased by 8.7% and 10%, respectively

➢	Cable and Telecom net sales and operating segment income grew 17.9% and 17.7%, respectively; Revenue Generating Units reached 3.4 million

➢	Sky added 268 thousand net subscribers during the quarter, reaching 3.3 million; operating segment income margin reached 47.1%

➢	Univision royalties increased 41.6%, reaching US$46.5 million

Consolidated Results

Mexico City, D.F., April 14, 2011—Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for first quarter 2011. The results have been prepared in accordance with Mexican Financial Reporting Standards (Mexican FRS).

The following table sets forth a condensed consolidated statement of income for the quarters ended March 31, 2011 and 2010, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2011 with 2010:

	1Q ’11	Margin %	1Q ’10	Margin %	Change %
Consolidated net sales	13,199.6	100.0	12,147.0	100.0	8.7
Operating segment income	4,604.6	34.2	4,184.5	33.7	10.0
Consolidated net income	1,219.6	9.2	1,272.0	10.5	(4.1)
Controlling interest net income	870.7	6.6	1,059.4	8.7	(17.8)

Consolidated net sales increased 8.7% to Ps.13,199.6 million in first quarter 2011 compared with Ps.12,147 million in first quarter 2010. This increase was attributable to revenue growth across most of our business segments with the exception of Television Broadcasting and Publishing. Growth was especially strong in our telecom businesses.

Controlling interest net income decreased 17.8% to Ps.870.7 million in first quarter 2011 compared with Ps.1,059.4 million in first quarter 2010. The net decrease of Ps.188.7 million reflected primarily an increase of Ps.294 million in depreciation and amortization that was partially compensated by other favorable effects during the quarter.

First Quarter Results by Business Segment

The following table presents first-quarter results ended March 31, 2011 and 2010, for each of our business segments. Results for the first quarter 2011 and 2010 are presented in millions of Mexican pesos.

Net Sales	2011	%	2010	%	Inc. %
Television Broadcasting	4,105.6	30.4	4,179.2	33.7	(1.8)
Pay-Television Networks	768.4	5.7	701.5	5.6	9.5
Programming Exports	790.2	5.9	660.1	5.3	19.7
Publishing	609.7	4.5	685.5	5.5	(11.1)
Sky	3,028.9	22.5	2,645.9	21.3	14.5
Cable and Telecom	3,229.7	24.0	2,740.3	22.1	17.9
Other Businesses	949.5	7.0	803.8	6.5	18.1
Segment Net Sales	13,482.0	100.0	12,416.3	100.0	8.6
Intersegment Operations1	(282.4)		(269.3)		(4.9)
Consolidated Net Sales	13,199.6		12,147.0		8.7

Operating Segment Income (Loss)2	2011	Margin %	2010	Margin %	Inc. %
Television Broadcasting	1,427.9	34.8	1,604.2	38.4	(11.0)
Pay-Television Networks	361.3	47.0	329.5	47.0	9.7
Programming Exports	367.4	46.5	294.9	44.7	24.6
Publishing	19.9	3.3	24.7	3.6	(19.4)
Sky	1,425.5	47.1	1,116.8	42.2	27.6
Cable and Telecom	1,068.1	33.1	907.1	33.1	17.7
Other Businesses	(65.5)	(6.9)	(92.7)	(11.5)	29.3
Operating Segment Income	4,604.6	34.2	4,184.5	33.7	10.0
Corporate Expenses	(281.7)	(2.1)	(175.0)	(1.4)	(61.0)
Depreciation and Amortization	(1,775.5)	(13.5)	(1,481.2)	(12.2)	19.9
Consolidated Operating Income	2,547.4	19.3	2,528.3	20.8	0.8

1	For segment reporting purposes, intersegment operations are included in each of the segment operations.
2	Operating segment income (loss) is defined as segment operating income (loss) before depreciation and amortization and corporate expenses.

Television Broadcasting
First-quarter sales decreased 1.8% to Ps.4,105.6 million compared with Ps.4,179.2 million in first quarter 2010. This decrease mainly reflects the absence of Grupo Carso as an advertising client. Televisa’s content continues to outperform. For example, the final episode of Teresa was the highest rated show in the quarter with an audience share of 53.06%. Additionally, the top ten rated shows on over-the-air television in Mexico were transmitted by Televisa. Upfront deposits represented 87.5% of revenues during the quarter and the remaining were sales in the spot market. This figure compares with 88.5% in first quarter 2010.

First-quarter operating segment income decreased 11% to Ps.1,427.9 million compared with Ps.1,604.2 million in first quarter 2010; the margin was 34.8%. The decrease in margin of 360 basis points is a consequence of the absence of Grupo Carso as a client, as well as incremental costs and expenses related to new programs.

Pay Television Networks
First-quarter sales increased 9.5% to Ps.768.4 million compared with Ps.701.5 million in first quarter 2010. The increase was driven by the addition of pay-TV subscribers in Mexico as well as higher advertising sales, which represented 16.9% of segment revenue during the quarter. These results no longer include the consolidation of TuTV, which was transferred to Univision as part of the recently closed deal. Additionally, the segment was impacted by a negative translation effect on foreign-currency-denominated sales amounting to Ps.43.8 million.

First-quarter operating segment income increased 9.7% to Ps.361.3 million compared with Ps.329.5 million in first quarter 2010, and the margin was 47%. This result reflects higher sales as well as an increase in cost of sales and operating expenses, driven mainly by investments made in the production of content and acquisition of movies.

Programming Exports
First-quarter sales increased 19.7% to Ps.790.2 million compared with Ps.660.1 million in first quarter 2010. The increase was attributable to an increase in royalties from Univision, from US$32.9 million in first quarter 2010 to US$46.5 million in 2011, and higher programming sales mainly in Europe. This increase was partially offset by lower sales in Asia and Latin America, as well as a negative translation effect on foreign-currency-denominated sales amounting to Ps.34.9 million.

First-quarter operating segment income increased 24.6% to Ps.367.4 million compared with Ps.294.9 million in first quarter 2010, and the margin increased to 46.5%. These results reflect higher sales that were partially offset by higher cost of sales and operating expenses, mainly explained by additional amortizations of coproduced programming.

Publishing
First-quarter sales decreased 11.1% to Ps.609.7 million compared with Ps.685.5 million in first quarter 2010. Circulation and advertising sales abroad as well as in Mexico decreased due to a lower number of magazines in the portfolio. Additionally, these results reflect the absence of revenue generated by the rights of the Soccer World Cup Album and a negative translation effect on foreign-currency-denominated sales which amounted to approximately Ps.20.4 million.

First-quarter operating segment income decreased 19.4% to Ps.19.9 million compared with Ps.24.7 million in first quarter 2010, and the margin was 3.3%. This decrease reflects lower sales that were partially offset by i) lower paper and printing costs in connection with a reduction in the number of titles published as well as a positive translation effect on foreign-currency-denominated costs; and ii) lower operating expenses due to nonrecurrent charges such as a decrease in allowances and doubtful accounts.

Sky
First-quarter sales increased 14.5% to Ps.3,028.9 million compared with Ps.2,645.9 million in first quarter 2010. The increase was driven by solid growth in the subscriber base in Mexico, which is explained mainly by the continued success of Sky’s low-cost offerings. As of March 31, 2010, the number of gross active subscribers increased to 3,312,106 (including 151,677 commercial subscribers), compared with 2,197,302 (including 145,420 commercial subscribers) as of March 31, 2010. Sky added 268 thousand subscribers during the quarter and closed the quarter with more than 149 thousand subscribers in Central America and the Dominican Republic.

First-quarter operating segment income increased 27.6% to Ps.1,425.5 million compared with Ps.1,116.8 million in first quarter 2010, and the margin increased to 47.1%. This increase reflects higher sales as well as the absence of Ps.48 million in amortized costs related to the exclusive transmission of certain 2010 World Cup matches.

Cable and Telecom
First-quarter sales increased 17.9% to Ps.3,229.7 million compared with Ps.2,740.3 million in first quarter 2010. This increase was attributable to i) the addition of approximately 480 thousand revenue generating units (RGUs) in Cablevisión, Cablemás, and TVI during the last twelve months driven mainly by the success of our competitive triple-play bundles and the low penetration of broadband in Mexico; and ii) an improved sales mix in Bestel. Year-over-year, Cablevisión, Cablemás, TVI and Bestel net sales increased 12.5%, 13%, 16.3%, and 40.6%, respectively.

	The following table sets forth the breakdown of subscribers for each of our three cable and telecom subsidiaries as of March 31, 2011.

	1Q ‘11	Cablevisión	Cablemás	TVI
	Video	679,722	1,018,730	310,161
	Broadband	310,835	384,099	158,031
	Telephony	199,920	218,516	115,856
	RGUs	1,190,477	1,621,345	584,048

First-quarter operating segment income increased 17.7% to Ps.1,068.1 million compared with Ps.907.1 million in first quarter 2010, and the margin was 33.1%. These results reflect continued growth in the cable platforms as well as a positive translation effect on foreign-currency-denominated costs.

The following table sets forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our four cable and telecom subsidiaries for the quarter.

Millions of Mexican pesos	Cablevisión	Cablemás	TVI	Bestel
Revenue(1)	1,048.5	1,105.1	502.3	650.8
Operating Segment Income(1)	411.2	414.2	203.4	93.6
Margin	39.2%	37.5%	40.5%	14.4%

(1) These results do not include consolidation adjustments of Ps.77 million in revenues and Ps.54.3 million in Operating Segment Income, which are considered in the consolidated results of Cable and Telecom.

Other Businesses
First-quarter sales increased 18.1% to Ps.949.5 million compared with Ps.803.8 million in first quarter 2010. Businesses that performed well include soccer and gaming. The results of our gaming business were driven by the continued success of the soccer-related lottery game. The soccer business benefited from the consolidation of the teams Necaxa and San Luis.

First-quarter operating segment loss decreased 29.3% to Ps.65.5 million compared with Ps.92.7 million in first quarter 2010, reflecting i) solid results in our gaming and radio businesses; and ii) a reduction in losses in our internet, publishing distribution and feature-film distribution businesses.

Corporate Expenses

Share-based compensation expense in first quarter 2011 and 2010 amounted to Ps.167.5 million and Ps.98.9 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are granted to officers and employees, and is recognized over the vesting period.

Non-operating Results

Other Expense, Net

Other expense, net, increased by Ps.16.5 million, to Ps.34.9 million for first quarter 2011, compared with Ps.18.4 million for first quarter 2010. This variation reflected primarily a higher expense in financial advisory and professional services, and an increase in donations.

Integral Cost of Financing

The following table sets forth integral cost of financing stated in millions of Mexican pesos for the quarter ended March 31, 2011 and 2010.

	1Q '11	1Q '10	Increase (decrease)
Interest expense	875.5	890.4	(14.9)
Interest income	(297.0)	(365.3)	68.3
Foreign exchange loss, net	202.1	2.4	199.7
Integral cost of financing	780.6	527.5	253.1

The net expense attributable to integral cost of financing increased by Ps.253.1 million, or 48%, to Ps.780.6 million for first quarter 2011 from Ps.527.5 million for first quarter 2010. This increase reflected primarily i) a Ps.68.3 million decrease in interest income explained mainly by a lower average amount of cash equivalents and temporary investments in first quarter 2011; and ii) a Ps.199.7 million increase in foreign-exchange loss resulting primarily from the liquidation in first quarter 2011 of a related hedge derivative contract as a result of the prepayment of an outstanding credit facility of Empresas Cablevisión. These unfavorable variances were partially offset by a Ps.14.9 million decrease in interest expense, due principally to a gain in derivative interest contracts, which effect was partially offset by an increase in interest expense, due primarily to a higher principal amount of long-term debt in first quarter 2011.

Equity in Losses of Affiliates, Net

Equity in losses of affiliates, net, decreased by Ps.17.5 million, or 15.1%, to Ps.98.2 million in first quarter 2011 compared to Ps.115.7 million in first quarter 2010. This decrease reflected mainly the absence of equity in loss of Volaris, a low-cost carrier airline in which we formerly held a 25% interest, which investment we disposed of in July 2010, as well as a decrease in equity in loss of La Sexta, our 40.8% interest in a free-to-air television channel in Spain.

Equity in losses of affiliates, net, for first quarter 2011, is comprised primarily by the equity in loss of La Sexta.

Income Taxes

Income taxes decreased by Ps.180.6 million, or 30.4%, to Ps.414.1 million in first quarter 2011 from Ps.594.7 million in first quarter 2010. This decrease reflected both a lower income-tax base and a lower effective income-tax rate.

Non-controlling Interest Net Income

Non-controlling interest net income increased by Ps.136.3 million, or 64.1%, to Ps.348.9 million in first quarter 2011, from Ps.212.6 million in first quarter 2010. This increase reflected primarily a higher portion of consolidated net income attributable to interests held by non-controlling equity owners in our Sky segment.

Other Relevant Information

Capital Expenditures and Investments

During first quarter 2011, we invested approximately US$144.1 million in property, plant and equipment as capital expenditures, including approximately US$74.8 million for our Cable and Telecom segment, US$58 million for our Sky segment, and US$11.3 million for our Television Broadcasting segment and other businesses.

Our investment in property, plant, and equipment in our Cable and Telecom segment during first quarter 2011 included approximately US$17.8 million for Cablevisión, US$30 million for Cablemás, US$16.2 million for TVI, and US$10.8 million for Bestel.

During first quarter 2011, we capitalized the short-term loans made to La Sexta in 2010, in the principal amount of €21.5 million, and our interest in La Sexta increased from 40.5% to 40.8%.

Debt and Capital Lease Obligations

The following table sets forth our total consolidated debt and capital lease obligations as of March 31, 2011 and December 31, 2010. Amounts are stated in millions of Mexican pesos.

	Mar 31, 2011	Dec 31, 2010	Increase (decrease)
Current portion of long-term debt	1,025.7	1,469.1	(443.4)
Long-term debt (excluding current portion)	52,026.2	46,495.7	5,530.5
Total debt	53,051.9	47,964.8	5,087.1
Current portion of long-term capital lease obligations	293.8	280.1	13.7
Long-term capital lease obligations (excluding current portion)	294.7	349.7	(55.0)
Total capital lease obligations	588.5	629.8	(41.3)

As of March 31, 2011 and December 31, 2010, our consolidated net debt position (total debt less cash and cash equivalents, temporary investments, and noncurrent held-to-maturity and available-for-sale investments) was Ps.13,219.6 million and Ps.12,717.3 million, respectively. The aggregate amount of noncurrent held-to-maturity and available-for-sale investments as of March 31, 2011 and December 31, 2010 amounted to Ps.2,901.8 million and Ps.3,858.1 million, respectively.

In March 2011, our majority-owned subsidiary, Empresas Cablevisión, prepaid an outstanding credit facility in the principal amount of US$225 million.

In March 2011, the Company entered into long-term credit agreements with four Mexican banks in the aggregate principal amount of Ps.8,600 million with an annual interest rate between 8.09% and 9.4%, payable on a monthly basis, and principal maturities between 2016 and 2021. The proceeds will be used for general corporate purposes. Under the terms of these loan agreements, the Company is required to maintain certain financial coverage ratios related to indebtedness and interest expense.

Shares Repurchased and Outstanding

During first quarter 2011, we repurchased 0.2 million CPOs in the aggregate amount of Ps.12.6 million.

As of March 31, 2011 and December 31, 2010, our shares outstanding amounted to 325,464 million and 325,023 million shares, respectively; and our CPO equivalents outstanding amounted to 2,782 million and 2,778 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of March 31, 2011 and December 31, 2010, the GDS (Global Depositary Shares) equivalents outstanding amounted to 556.3 million and 555.6 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Television Ratings and Audience Share

National urban ratings and audience share reported by IBOPE confirm that, in first quarter 2011, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00, Monday to Friday), audience share amounted to 69%; in prime time (16:00 to 23:00, Monday to Sunday), audience share amounted to 66.8%; and in sign-on to sign-off (6:00 to 24:00, Monday to Sunday), audience share amounted to 68%.

About Televisa

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

Disclaimer

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Investor Relations:	Media Relations:
Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255)5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
(Millions of Mexican Pesos)

	March 31,		December 31,
	2011		2010
ASSETS	(Unaudited)		(Unaudited)

Current:
Cash and cash equivalents	Ps.	26,518.1	Ps.	20,942.5
Temporary investments		10,412.4		10,446.9
		36,930.5		31,389.4

Trade notes and accounts receivable, net		15,838.9		17,701.1
Other accounts and notes receivable, net		3,825.7		4,180.2
Due from affiliated companies		207.4		196.3
Transmission rights and programming		4,246.9		4,004.4
Inventories, net		1,251.8		1,254.5
Other current assets		1,507.6		1,117.8
Total current assets		63,808.8		59,843.7

Derivative financial instruments		-		189.4
Transmission rights and programming		5,103.0		5,627.6
Investments		20,202.7		21,837.5
Property, plant and equipment, net		38,731.3		38,651.8
Intangible assets and deferred charges, net		9,978.7		10,241.0
Other assets		79.7		79.6
Total assets	Ps.	137,904.2	Ps.	136,470.6

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
(Millions of Mexican Pesos)

	March 31,		December 31,
	2011		2010
LIABILITIES	(Unaudited)		(Unaudited)

Current:
Short-term debt and current portion of long-term debt	Ps.	1,025.7	Ps.	1,469.1
Current portion of capital lease obligations		293.8		280.1
Trade accounts payable		7,491.2		7,472.3
Customer deposits and advances		18,146.4		18,587.9
Taxes payable		1,170.2		1,443.9
Accrued interest		774.8		750.7
Employee benefits		311.6		199.6
Due to affiliated companies		53.2		48.8
Derivative financial instruments		62.0		74.3
Other accrued liabilities		2,890.0		2,982.3
Total current liabilities		32,218.9		33,309.0
Long-term debt, net of current portion		52,026.2		46,495.7
Capital lease obligations, net of current portion		294.7		349.7
Derivative financial instruments		70.2		103.5
Customer deposits and advances		563.5		495.5
Other long-term liabilities		1,328.3		2,747.5
Deferred income taxes		409.9		681.8
Retirement and termination benefits		464.8		430.1
Total liabilities		87,376.5		84,612.8

STOCKHOLDERS’ EQUITY

Capital stock issued, no par value		10,019.9		10,019.9
Additional paid-in capital		4,547.9		4,547.9
		14,567.8		14,567.8
Retained earnings:
Legal reserve		2,135.4		2,135.4
Unappropriated earnings		29,483.7		23,583.4
Net income for the period		870.7		7,683.4
		32,489.8		33,402.2
Accumulated other comprehensive income, net		2,885.5		3,251.1
Shares repurchased		(6,085.4)		(6,156.6)
		29,289.9		30,496.7
Total controlling interest		43,857.7		45,064.5
Non-controlling interest		6,670.0		6,793.3
Total stockholders’ equity		50,527.7		51,857.8
Total liabilities and stockholders’ equity	Ps.	137,904.2	Ps.	136,470.6

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND 2010
(Millions of Mexican Pesos)

	Three months ended March 31,
	2011		2010
	(Unaudited)		(Unaudited)

Net sales	Ps.	13,199.6	Ps.	12,147.0

Cost of sales 1		6,489.5		5,923.8

Operating expenses:
Selling 1		1,134.6		1,187.1
Administrative 1		1,252.6		1,026.6
Depreciation and amortization		1,775.5		1,481.2
Operating income		2,547.4		2,528.3
Other expense, net		34.9		18.4
Integral cost of financing:
Interest expense		875.5		890.4
Interest income		(297.0)		(365.3)
Foreign exchange loss, net		202.1		2.4
		780.6		527.5
Equity in losses of affiliates, net		98.2		115.7
Income before income taxes		1,633.7		1,866.7
Income taxes		414.1		594.7
Consolidated net income		1,219.6		1,272.0
Non-controlling interest net income		(348.9)		(212.6)
Controlling interest net income	Ps.	870.7	Ps.	1,059.4

1 Excluding depreciation and amortization.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 20101:

SIGN-ON TO SIGN-OFF – 6:00 TO 24:00, MONDAY TO SUNDAY

	Apr	May	Jun	2Q10	Jul	Aug	Sep	3Q10	Oct	Nov	Dec	4Q10	Jan	Feb	Mar	1Q11
Channel 2
Rating	11	10.5	11.2	10.9	10.5	10.7	11.1	10.8	11.2	11.5	10.5	11.0	11.4	12.0	11.7	11.7
Share (%)	31.2	29.7	30.3	30.4	29.2	29.9	30.9	30.0	32.5	32.3	31.2	32.0	31.7	32.9	32.5	32.4
Total Televisa(2)
Rating	24.8	24.5	25.7	25.0	25.2	24.7	24.6	24.8	23.8	24.6	22.9	23.8	24.1	25.0	24.5	24.5
Share (%)	70.1	69.6	69.5	69.7	70	69.4	68.5	69.3	69.3	69.4	68.2	69.0	67.3	68.4	68.4	68.0

PRIME TIME – 16:00 TO 23:00, MONDAY TO SUNDAY3

	Apr	May	Jun	2Q10	Jul	Aug	Sep	3Q10	Oct	Nov	Dec	4Q10	Jan	Feb	Mar	1Q11
Channel 2
Rating	16	14.8	15.4	15.4	15.6	15.6	16.4	15.9	16.9	17.2	15.3	16.5	16.7	18.0	17.2	17.3
Share (%)	33.6	31.4	32.4	32.5	32.4	32.4	33.1	32.6	35.5	34.7	33.6	34.6	33.8	35.7	34.9	34.8
Total Televisa(2)
Rating	32.9	32	32.8	32.6	32.5	32	32.8	32.4	32.3	33.4	30.5	32.1	32.6	33.9	33.1	33.2
Share (%)	69.2	68	69.2	68.8	67.6	66.4	66.5	66.8	67.7	67.7	66.8	67.4	66.1	67.1	67.2	66.8

WEEKDAY PRIME TIME – 19:00 TO 23:00, MONDAY TO FRIDAY3

	Apr	May	Jun	2Q10	Jul	Aug	Sep	3Q10	Oct	Nov	Dec	4Q10	Jan	Feb	Mar	1Q11
Channel 2
Rating	21.7	19.6	19.1	20.1	19.5	19.9	20.9	20.1	22.8	21.0	18.8	20.9	21.5	22.9	22.0	22.1
Share (%)	39.2	36.1	35.9	37.1	36.3	36.7	38.2	37.1	41.8	38.4	36.9	39.0	38.6	40.5	39.5	39.5
Total Televisa(2)
Rating	40.1	38	37.9	38.7	37.6	37.3	37.5	37.5	39.0	38.6	34.8	37.4	38.1	39.9	37.9	38.6
Share (%)	72.7	70.2	71.3	71.4	69.8	68.8	68.4	69.0	71.3	70.5	68.2	70.0	68.4	70.4	68.2	69.0

1 National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated seven days a week, in Mexico City, Guadalajara, Monterrey, and 25 other cities with a population of more than 500,000 people. “Ratings” for a period refers to the number of television sets tuned into the Company’s programs as a percentage of the total number of all television households. “Audience share” is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.
2 "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities covered by national surveys.
3 "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: April 19, 2011	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President